Beckstead and Watts, LLP

Certified Public Accountants

2425 W Horizon Ridge Parkway

Henderson, NV 89052

702.257.1984 tel

702.362.0540 fax

March 15, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for Competitive Companies, Inc. (the "Company"). On March 13, 2006, we were notified that we were dismissed by the Company as principal accountants. We have read the Company's statements included under Item 4 of its Form 8-K dated March 13, 2006 and we agree with such statements except that we cannot confirm or deny that the appointment of Malone & Bailey, PC was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

/s/ Beckstead and Watts

Beckstead and Watts, LLP